Filed Pursuant to Rule 253(g)(2)

File No. 024-12624

IROQUOIS VALLEY FARMLAND REIT, PBC

SUPPLEMENT NO. 2 DATED AUGUST 21, 2025

TO THE OFFERING CIRCULAR DATED JUNE 3, 2025

This document (“Supplement No. 2”) supplements, and should be read in conjunction with, the offering circular of Iroquois Valley Farmland REIT, PBC (“we”, “our”, “us” or the “Company”), dated June 3, 2025, as filed by us with the Securities and Exchange Commission (the “SEC”) on June 3, 2025, and as previously supplemented on August 18, 2025 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

Corrected Exhibit Hyperlink

The correct hyperlink for Exhibit 3.1 of the Offering Circular is available here:

3.1*	Stock Redemption Program (incorporated by reference to Exhibit 9.1 to the Company’s Form 1-U dated April 25, 2024)